As filed with the Securities and Exchange Commission on December 20, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INSPIRE PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3209022
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No. )

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

(Address of Principal Executive Offices) (Zip Code)

Inspire Pharmaceuticals, Inc. 2005 Equity Compensation Plan

(Full Title of the Plan)

Barry G. Pea, Executive Vice President and General Counsel

Inspire Pharmaceuticals, Inc.

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

(919) 941-9777

(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Edward P. Bromley III, Esq.

Reed Smith LLP

136 Main Street - Suite 250

Princeton, New Jersey 08540

(609) 987-0050

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $.001 par value	3,000,000	$4.89	$14,670,000	$1,570

(1)	In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers an additional indeterminate number of shares as may become issuable pursuant to anti-dilution provisions of the Inspire Pharmaceuticals, Inc. 2005 Equity Compensation Plan and to adjust for the occurrence of certain corporate transactions or events, including, without limitation, a stock split or stock dividend.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) of the Securities Act of 1933, as amended, based upon the average of the high and low price as reported on the Nasdaq National Market on December 16, 2005.

INTRODUCTION

This registration statement registers Three Million (3,000,000) shares of common stock, par value $.001 per share, of Inspire Pharmaceuticals, Inc. that may be issued or sold under the Inspire Pharmaceuticals, Inc. 2005 Equity Compensation Plan (the “2005 Plan”).

This registration statement contains two parts. The first part contains a reoffer prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 which covers the reoffer and resale of shares of the common stock issuable pursuant to the 2005 Plan. The reoffer prospectus may be used for reoffers or resales, made on a delayed or continuous basis, as provided by Rule 415, of shares of common stock that may be issued to certain identified executive officers and directors under the 2005 Plan. The second part contains information required to be included in Part II of a registration statement on Form S-8.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1. PLAN INFORMATION

The documents containing the information specified in Part I will be sent or given to employees as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not being filed with the Securities and Exchange Commission either as part of this registration statement or as prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this registration statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

REOFFER PROSPECTUS

488,750 Shares of Common Stock

Inspire Pharmaceuticals, Inc.

The shares of common stock, par value $.001 per share, of Inspire Pharmaceuticals, Inc. (“Inspire”) covered by this reoffer prospectus may be offered and sold to the public by certain selling security holders of Inspire. The selling security holders may acquire the shares registered hereunder through their exercise of stock options granted to them under the Inspire Pharmaceuticals, Inc. 2005 Equity Compensation Plan (the “2005 Plan”).

Our common stock is quoted on the Nasdaq National Market under the symbol “ISPH.” On December 16, 2005, the closing price of a share of our common stock on the Nasdaq National Market was $4.95 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is December 20, 2005.

You should rely only on the information contained in this reoffer prospectus or any supplement, including the documents that we incorporate by reference. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference in this reoffer prospectus. The shares of common stock are being offered and sold only in jurisdictions where offers and sales are permitted. The information contained in this reoffer prospectus is accurate only as of the date of this reoffer prospectus, regardless of the time of delivery of this reoffer prospectus or of any sale of the common stock.

FORWARD LOOKING INFORMATION

This reoffer prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the “safe harbor” created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “believe,” “expect,” “future” and “intend” and similar expressions to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements, including, without limitation, the risk factors listed below and other factors presented throughout this reoffer prospectus and any other documents filed by us with the Securities and Exchange Commission.

INSPIRE PHARMACEUTICALS, INC.

Below is an overview of Inspire Pharmaceuticals, Inc. This overview does not contain all of the information that we have included in this reoffer prospectus or that is incorporated by reference in this reoffer prospectus. You should read the following overview along with the more detailed information included herein or incorporated by reference in this reoffer prospectus, including risk factors regarding our business.

We are a biopharmaceutical company dedicated to discovering, developing and commercializing prescription pharmaceutical products in disease areas with significant commercial potential and unmet medical needs. Our goal is to build and commercialize a sustainable pipeline of innovative new treatments based upon our technical and scientific expertise, focusing in the ophthalmic and respiratory therapeutic areas. Our ophthalmic products and clinical product candidates are currently concentrated in the allergic conjunctivitis, dry eye disease and retinal disease indications. In addition, we also have preclinical programs to identify novel compounds to treat glaucoma and orally bioavailable P2Y12 receptor antagonists for cardiovascular diseases. We are also working on a product candidate for the treatment of respiratory complications of cystic fibrosis and an antiplatelet product candidate that could be utilized in cardiopulmonary bypass procedures. Our portfolio of products and product candidates include:

PRODUCTS AND PRODUCT CANDIDATES	THERAPEUTIC AREA/ INDICATION	COLLABORATIVE PARTNER	CURRENT STATUS
Products
Elestat®	Allergic conjunctivitis	Allergan	Co-promoting in the United States since February 2004

Restasis®	Dry eye disease	Allergan	Co-promoting in the United States since January 2004

Product Candidates in Clinical Development
diquafosol tetrasodium (INS365 Ophthalmic)	Dry eye disease	Allergan and Santen Pharmaceutical	Phase 3; FDA approvable letter received December 2005

	Corneal wound healing	Allergan and Santen Pharmaceutical	Enrollment discontinued in Phase 2 pilot clinical trial[1]

denufosol tetrasodium (INS37217 Respiratory)	Cystic fibrosis	Cystic Fibrosis Foundation Therapeutics	Phase 2

denufosol tetrasodium (INS37217 Ophthalmic)	Retinal disease	None	Phase 2 pilot clinical trials

INS50589 Antiplatelet	Acute cardiac care	None	Phase 1

We acquired the rights to co-promote Elestat® and Restasis® in the United States under agreements with Allergan, Inc., or Allergan, and we receive co-promotion revenue based upon net sales of these products. In January 2004, we began co-promoting Restasis® for the treatment of dry eye disease. In February 2004, we launched Elestat® for the treatment of allergic conjunctivitis.

[1]	Enrollment was discontinued since the single clinical trial site, located in New Orleans, Louisiana, was seriously impacted by Hurricane Katrina.

All of our current product candidates in clinical development are based on proprietary technology relating to P2 receptors. Our most clinically advanced product candidates are P2Y2 receptor agonists that target ophthalmology and respiratory conditions and diseases where current treatments are not adequate. We also have various programs in preclinical development.

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing and licensing of the initial technology from The University of North Carolina at Chapel Hill, or UNC. Since that time, we have been engaged in the discovery and development of prescription pharmaceutical products, and more recently, in the co-promotion of products. We are located in Durham, North Carolina, adjacent to the Research Triangle Park. The mailing address and telephone number of our principal executive offices is 4222 Emperor Boulevard, Suite 200, Durham, North Carolina, 22703-8466 and (919) 941-9777.

RISK FACTORS

An investment in the shares of our common stock involves a substantial risk of loss. You should carefully read this entire prospectus and should give particular attention to the following risk factors. You should recognize that other significant risks may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements in this document. These factors include, without limitation, the risk factors listed below and other factors presented throughout this document and any other documents filed by us with the Securities and Exchange Commission.

If the FDA does not conclude that our product candidates meet statutory requirements for safety and efficacy, we will be unable to obtain regulatory approval for marketing in the United States, and if foreign governments do not conclude that our product candidates meet their requirements for marketing, we will be unable to sell those product candidates in those foreign markets.

To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. We have not received marketing approval for any of our product candidates, although we are co-promoting two products with Allergan. We have one product candidate, diquafosol, for which we have received two approvable letters from the FDA. It may be necessary to undertake additional Phase 3 clinical trials in support of our diquafosol NDA and there can be no guarantee that any such additional clinical trials would be successful or that the FDA would approve diquafosol even if such additional clinical trials were successful. Also, if additional diquafosol Phase 3 clinical trials are required by the FDA, we may decide not to conduct those clinical trials and we would therefore be unable to obtain FDA approval of diquafosol. Even if we do receive FDA approval for diquafosol, we and Allergan may not be able to successfully commercialize diquafosol in the United States. We have not applied for marketing approval of diquafosol in any other jurisdiction.

In addition to our product candidates in clinical development, we have early stage preclinical product candidates for which a substantial amount of work will be required to advance these product candidates to clinical testing and ultimately to commercial approval. We will have to conduct significant additional development activities, non-clinical and clinical tests and obtain regulatory approval before our product candidates can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of our product candidates under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Accordingly, some preclinical candidates may not advance to clinical development. Additionally, companies in the pharmaceutical and biotechnology industries, including us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Our ongoing clinical trials might be delayed or halted for various reasons, including:

•	The drug is not effective or physicians think that the drug is not effective;

•	The drug effect is not statistically significant compared to placebo;

•	Patients experience severe side effects or serious adverse events during treatment;

•	Patients die during the clinical trial because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

•	Patients do not enroll in the clinical trials at the rate we expect;

•	We decide to modify the drug during testing;

•	Our commercial partners, or future commercial partners, delay, amend or change our development plan or strategy;

•	We allocate our limited financial and other resources to other clinical programs; and

•	Weather events, natural disasters, malicious activities or other unforeseen events.

The introduction of our products in foreign markets will subject us to foreign regulatory clearances, the receipt of which may be unpredictable, uncertain and may impose substantial additional costs and burdens which we or our partners in such foreign markets may be unwilling or unable to fund. As with the FDA, foreign regulatory authorities must be satisfied that adequate evidence of safety, quality and efficacy of the product has been presented before marketing authorization is granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval. Approval by the FDA does not ensure approval by other regulatory authorities.

Failure to successfully market and commercialize Restasis® and Elestat® will limit our revenues.

Allergan launched Restasis® in the United States in April 2003 and we began receiving co-promotion revenue from Allergan on the net sales of Restasis® beginning in April 2004. Although our agreement with Allergan provides, and we have exercised, the right to co-promote Restasis® in the United States, Allergan is primarily responsible for marketing and commercializing Restasis®. Accordingly, our revenues on the net sales of Restasis® are largely dependent on the actions and success of Allergan, over whom we have no control.

The commercial exclusivity period for Restasis® under the Hatch-Waxman Act expires in December 2005; however, Restasis® is protected under a use patent which expires in August 2009 and a formulation patent which expires in May 2014. If and when we experience generic competition for Restasis®, our revenues attributable to Restasis® will be significantly impacted.

In February 2004, we launched Elestat® in the United States. Our agreement with Allergan provides that we have the responsibility for selling, promotional and marketing activities related to Elestat® in the United States. We are required to pay the costs in relation to such activities. We expect selling, promotional and marketing expenses associated with Elestat® and Restasis® will exceed the corresponding revenues derived from these products during the year ending December 31, 2005 and there can be no assurances that revenues associated with such products will ever exceed the related expenses.

The commercial exclusivity period for Elestat® under the Hatch-Waxman Act will expire in October 2008, after which time Elestat® could face generic or over-the-counter competition if there is no other intellectual property protection covering Elestat®. If and when we experience generic or over-the-counter competition for Elestat®, our agreement with Allergan to co-promote Elestat® will no longer be in effect, and our revenues attributable to Elestat® are expected to cease, which will materially impact our results of operations and cash flows.

In December 2004, Alcon, Inc. received FDA approval of once-daily olopatadine hydrochloride ophthalmic solution. To the best of our knowledge, Alcon has not yet launched once-daily olopatadine hydrochloride ophthalmic solution, but Patanol® (olopatadine hydrochloride ophthalmic solution) that requires administration twice-a-day currently competes with Elestat®. We cannot predict what effect, if any, the introduction of once-daily olopatadine hydrochloride ophthalmic solution will have on our sales of Elestat®.

Our present revenues depend solely upon and our future revenues will depend, at least in part, upon the acceptance of Elestat® and Restasis® by eye-care professionals, allergists and patients. Factors that could affect the acceptance of Elestat® and Restasis® include:

•	Satisfaction with existing alternative therapies;

•	Regulatory approval in other jurisdictions;

•	Perceived efficacy relative to other available therapies;

•	Effectiveness of our sales and marketing efforts;

•	Effectiveness of Allergan’s sales and marketing efforts;

•	Changes in, or the levels of, third-party reimbursement of product costs;

•	Cost of treatment;

•	Marketing and sales activities of competitors;

•	Duration of market exclusivity of Elestat® and Restasis®;

•	Pricing and availability of alternative products, including generic products;

•	Shifts in the medical community to new treatment paradigms or standards of care;

•	Relative convenience and ease of administration; and

•	Prevalence and severity of adverse side effects.

We cannot predict the potential long-term patient acceptance of, or the effects of competition and managed health care on, sales of either product.

Revenues in future periods could vary significantly and may not cover our operating expenses.

We recognize revenue from product co-promotion based on net sales for Elestat® and Restasis® as defined in the co-promotion agreements and as reported to us by our collaborative partner, Allergan. Accordingly, our co-promotion revenue is based upon Allergan’s revenue recognition policy, other accounting policies and the underlying terms of our co-promotion agreements. Allergan’s filings with the Securities and Exchange Commission indicate that Allergan maintains disclosure controls and procedures in accordance with applicable law, which are designed to provide reasonable assurance that the information required to be reported by Allergan in its Exchange Act filings is reported timely and in accordance with applicable law, rules and regulations. We are not entitled to review Allergan’s disclosure controls and procedures. Because all of our revenues are currently derived from net sales of Elestat® and Restasis®, if Allergan were to have a material weakness in its internal controls over financial reporting, it is possible that our reported revenues based on net sales of Elestat® and Restasis® would need to be restated.

We recognize milestone revenue under our collaborative research and development agreements when we have performed services under such agreements or when we or our collaborative partner has met a contractual milestone triggering a payment to us. We did not reach any such milestones in 2004 or in 2005 through September 30, 2005, and there can be no assurances that we will reach any during the year ended December 31, 2005 or at any later date. Revisions in the commitment period are made in the period that the facts related to the change first become known. Additionally, our revenues may fluctuate from period to period due in part to:

•	Fluctuations in sales of Elestat®, Restasis® and other future licensed or co-promoted products due to competition, manufacturing difficulties, seasonality, or other factors that affect the sales of a product;

•	Duration of market exclusivity of Elestat® and Restasis®;

•	The timing of approvals, if any, for future products;

•	The progress toward and the achievement of developmental milestones by us or our partners;

•	Fluctuations in foreign currency exchange rates;

•	The initiation of new contractual arrangements with other companies;

•	The failure or refusal of a collaborative partner to pay royalties; or

•	The expiration or invalidation of our patents or licensed intellectual property.

Failure to adequately market and commercialize diquafosol, if approved by the FDA, will limit our revenues.

If approved by the FDA in the United States and other applicable regulatory authorities outside the United States, the commercial success of diquafosol will largely depend on a number of factors, including the timing and scope of Allergan’s launch into the United States and other major pharmaceutical markets, acceptance by patients and eye care professionals and allergists, the effectiveness of Allergan’s sales and marketing efforts, a knowledgeable sales force and adequate market penetration. Accordingly, our revenue on the net sales of diquafosol would be largely dependent on the actions and success of Allergan, over whom we have no control. In the event diquafosol is approved by the FDA, we plan to co-promote diquafosol within the United States; however, Allergan is primarily responsible for launching and marketing diquafosol in the United States and other major worldwide pharmaceutical markets, excluding Asian markets. If diquafosol is not successfully commercialized, our revenues will be limited.

We cannot sell Restasis®, Elestat® or any of our product candidates if governmental approvals are not obtained and maintained.

Pharmaceutical companies are subject to significant regulation by a number of national, state and local agencies, including the FDA. Failure to comply with applicable regulatory requirements could, among other things, result in fines, suspensions of regulatory approvals of products, product recalls, delays in product distribution, delays in marketing activities and sales, and civil or criminal sanctions.

The manufacturing and marketing of drugs, including our products, are subject to continuing FDA and foreign regulatory review, and later discovery of previously unknown problems with a product, manufacturing process or facility may result in restrictions, including withdrawal of the product from the market. The FDA is permitted to revisit and change its prior determinations and it may change its position with regard to the safety or effectiveness of our products. The FDA is authorized to impose post-marketing requirements such as:

•	Testing and surveillance to monitor the product and its continued compliance with regulatory requirements;

•	Submitting products for inspection and, if any inspection reveals that the product is not in compliance, the prohibition of the sale of all products from the same lot;

•	Suspending manufacturing;

•	Recalling products; and

•	Withdrawing marketing approval.

Even before any formal regulatory action, we, or our collaborative partners, could voluntarily decide to cease distribution and sale or recall any of our products if concerns about safety or effectiveness develop.

In its regulation of advertising, the FDA may issue correspondence to pharmaceutical companies alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices and if we were to receive correspondence from the FDA alleging these practices we might be required to:

•	Incur substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA’s requirements;

•	Change our methods of marketing and selling products;

•	Take FDA-mandated corrective action, which could include placing advertisements or sending letters to physicians rescinding previous advertisements or promotion; or

•	Disrupt the distribution of products and stop sales until we are in compliance with the FDA’s position.

In recent years, various legislative proposals have been offered in Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

We have been named as a defendant in litigation that could result in substantial damages and costs and divert management’s attention and resources

On February 15, 2005, a purported class action complaint was filed in the United States District Court for the Middle District of North Carolina by Mirco Investors, LLC on behalf of itself and all other similarly situated investors against us and certain of our senior officers. The complaint alleges violations of sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Securities and Exchange Commission Rule 10b-5, and focuses on statements that are claimed to be false and misleading regarding Trial 03-109. The plaintiffs seek unspecified damages on behalf of a purported class of purchasers of our securities during the period from June 2, 2004 through February 8, 2005. Four additional proposed stockholder class actions have been filed in the same court, making substantially the same allegations against the same parties as defendants and seeking certifications of the same class of purchasers. We expect that these individual lawsuits will be consolidated into a single civil action. We intend to defend the litigation vigorously. No assurance can be made that we will be successful in our defense of the pending claims. If we are not successful in our defense of the claims, we could be forced to, among other ramifications, make significant payments to resolve the claims and such payments could have a material adverse effect on our business, financial condition and results of operations if not covered by our insurance carriers or if damages exceed the limits of our insurance. Furthermore, regardless of our success in defending against the litigation, the litigation itself may result in substantial costs, use of resources and divert the attention of management and other employees which could adversely affect our business.

The investigation by the U.S. Securities and Exchange Commission could have a material adverse effect on our business.

As previously reported, on August 30, 2005, the Securities and Exchange Commission notified us that it is conducting a formal, nonpublic investigation, which we believe relates to trading in our securities surrounding our February 9, 2005 announcement of the results of Trial 03-109, as well as our disclosures regarding this Phase 3 clinical trial. We are unable to predict the outcome of the investigation and no assurance can be made that the investigation will be concluded favorably. Furthermore, regardless of the outcome of the investigation, the investigation itself may result in substantial uninsured costs, use of resources and divert the attention of management and other employees which could adversely affect our business.

Recent Medicare prescription drug coverage legislation and future legislative or regulatory reform of the healthcare system may affect our or our partner’s ability to sell products profitably.

In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system in ways that could affect our ability to sell our products profitably. In the United States, in December 2003, President Bush signed into law new Medicare prescription drug coverage legislation. Part of the legislation authorizes the Centers for Medicare & Medicaid Services, or CMS, the agency within the Department of Health and Human Services that administers Medicare to implement a new Medicare Part D coverage benefit for prescription drugs. Not all drugs in a class may be covered. Further, payment levels under the new Medicare program may be lower than current payment. Medicare patients will have to pay co-insurance which may influence which products are recommended by physicians and selected by patients. There is no assurance that our drugs will be recognized under the new Medicare Part D program for outpatient prescription drugs or paid at levels that reflect current or historical levels. Further federal Medicare proposals, along with State Medicaid drug payment changes and healthcare reforms could also lower payment for our products. Allergan is responsible for the implementation of the Medicare Part D program as it relates to Elestat® and Restasis®. Our results of operations could be materially adversely affected by the reimbursement changes emerging in 2006 and 2007 from the Medicare prescription drug coverage legislation. To the extent that private insurers such as Blue Cross and Blue Shield or managed care programs follow Medicare coverage and payment developments, the adverse effects of lower Medicare payment may be magnified by private insurers adopting lower payment. New federal or state legislation in the United States may be enacted or adopted in the future that could further lower payment for our products.

Failure to adequately control compliance with all applicable regulations may adversely affect our business.

There are extensive state, federal and foreign regulations applicable to public pharmaceutical companies engaged in the discovery, development and commercialization of medicinal products. There are laws that govern areas including financial controls, clinical trials, testing, manufacturing, labeling, safety, packaging, shipping, distribution and promotion of pharmaceuticals. While we have implemented corporate quality, ethics and compliance programs based on current best practices, we cannot guarantee against all possible transgressions. The potential ramifications are far-reaching if there are areas identified as out of compliance by regulatory agencies including, but not limited to, significant financial penalties, manufacturing and clinical trial consent decrees, commercialization restrictions or other restrictions and litigation.

Since our clinical candidates utilize new or different mechanisms of action and in some cases there may be no regulatory precedents, conducting clinical trials and obtaining regulatory approval may be difficult, expensive and prolonged, which would delay any marketing of our products.

To complete successful clinical trials, our candidates must meet the criteria established for clinical endpoints, which we establish in the clinical trial. Generally, we will establish these endpoints in consultation with the FDA, and other regulatory authorities, following their clinical trial design guidelines on the efficacy, safety and tolerability measures required for approval of products. However, since most of our product candidates utilize new or different mechanisms of action, the FDA may not have established guidelines for the design of our clinical trials and may take longer than average to consider our product candidates for approval. The FDA could change its view on clinical trial design and establishment of appropriate standards for efficacy, safety and tolerability and require a change in clinical trial design, additional data or even further clinical trials before granting approval of our product candidates. We could encounter delays and increased expenses in our clinical trials if the FDA determines that the endpoints established for a clinical trial do not predict a clinical benefit.

In October 2005, we announced results from our recently completed Phase 2 safety clinical trial of denufosol for the treatment of cystic fibrosis. Based on results from this safety clinical trial, we plan to submit these results and the results of two recently completed six-month animal toxicology studies as part of an End-of-Phase 2 package to the FDA and we have scheduled an End-of-Phase 2 meeting with the FDA in late January 2006. We cannot guarantee the outcome of an End-of-Phase 2 meeting with the FDA regarding denufosol. Even after an End-of-Phase 2 meeting with the FDA, a significant amount of work will be required to advance denufosol through clinical testing, including satisfactory completion of a 12-month toxicology study and necessary additional clinical trials. A number of variables will impact the timing of our anticipated Phase 3 cystic fibrosis program, including the optimal treatment regimens, patient population, number and length of clinical trials, and parallel versus sequential timing of clinical trials. Even if the program is successful, we cannot predict when, or if, the FDA or other regulatory authorities will approve denufosol and allow its commercialization.

After initial regulatory approval, the FDA continues to review a marketed product and its manufacturer. The FDA may require us or our partners to conduct long-term safety studies after approval. Discovery of previously unknown problems through adverse event reporting may result in restrictions on the product, including withdrawal from the market. Additionally, we and our officers and directors could be subject to civil and criminal penalties as a result of such problems.

Estimated development costs are difficult to project and may change frequently prior to regulatory approval.

While all new compounds require standard regulated phases of testing, the actual type and scope of testing can vary significantly among different product candidates which may result in significant disparities in total costs required to complete the respective development programs.

The number and type of studies that may be required by the FDA, or other regulatory authorities, for a particular compound are based on the compound’s clinical profile compared to existing therapies for the targeted patient population. Factors that affect the costs of a clinical trial include:

•	The number of patients required to participate in clinical trials to demonstrate statistical significance for a drug’s safety and efficacy and the number and geographical location of clinical trial sites necessary to enroll such patients;

•	The time required to enroll the targeted number of patients in clinical trials, which may vary depending on the size and availability of the targeted patient population and the perceived benefit to the clinical trial participants; and

•	The number and type of required laboratory tests supporting clinical trials.

Other activities required before submitting an NDA include regulatory preparation for submission, biostatistical analyses, scale-up synthesis, and validation of commercial product. In addition, prior to product launch, production of a certain amount of commercial grade drug product inventory meeting FDA Good Manufacturing Practice, or cGMP, standards is required.

Also, ongoing development programs and associated costs are subject to frequent, significant and unpredictable changes due to a number of factors, including:

•	Data collected in preclinical or clinical trials may prompt significant changes, delays or enhancements to an ongoing development program;

•	Commercial partners and the underlying contractual agreements may require additional or more involved clinical or preclinical activities;

•	The FDA, or other regulatory authorities, may direct the sponsor to change or enhance its ongoing development program based on developments in the testing of similar compounds or related compounds;

•	Unexpected regulatory requirements or interim reviews by regulatory agencies may cause delays or changes to development programs; and

•	Anticipated manufacturing costs may change significantly due to required changes in manufacturing processes, variances from anticipated manufacturing process yields or changes in the cost and/or availability of starting materials.

If we are not able to obtain sufficient additional funding to meet our expanding capital requirements, we may be forced to reduce or eliminate research programs and product development.

We have used substantial amounts of cash to fund our research and development activities. Our operating expenses exceeded $45.7 million in the nine months ended September 30, 2005 and $56.5 million in the fiscal year ended December 31, 2004. We anticipate that our operating expenses in 2005 will increase from our 2004 operating expenses to provide for clinical trials and toxicology studies for denufosol for the treatment of cystic fibrosis, denufosol for the treatment of retinal disease and INS50589 Antiplatelet and greater commercial and administrative activities. Our cash, cash equivalents and investments totaled approximately $125.9 million on September 30, 2005. We expect that our capital and operating expenditures will continue to exceed our revenue over the next several years as we conduct our research and development activities, clinical trials and commercial activities. Many factors will influence our future capital needs, including:

•	The number, breadth and progress of our research and development programs;

•	The size and scope of our marketing programs;

•	Our ability to attract collaborators for our products and establish and maintain those relationships;

•	Achievement of milestones under our existing collaborations with Allergan and Santen Pharmaceutical Co., Ltd, or Santen, and any future collaborative programs;

•	Progress by our collaborators;

•	The level of activities relating to commercialization of our products;

•	Competing technological and market developments;

•	The costs involved in defending any litigation claims against us;

•	The costs involved in responding to SEC investigations;

•	The costs involved in enforcing patent claims and other intellectual property rights; and

•	The costs and timing of regulatory approvals.

In addition, our capital requirements will depend upon:

•	The receipt of revenue from Allergan on net sales of Elestat® and Restasis®;

•	The receipt of milestone payments from collaborative agreements;

•	Our ability to obtain approval from the FDA for our first product candidate, diquafosol;

•	Upon any such approval, our ability together with the ability of our marketing partner, Allergan, to generate sufficient sales of diquafosol; and

•	Future potential revenue from Santen and payments from future collaborators.

In the event that we do not receive timely regulatory approvals, we may need substantial additional funds to fully develop, manufacture, market and sell all of our other potential products and support our co-promotion efforts. We may seek such additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. If we raise funds through collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates which are involved in these future collaborations and arrangements or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development and we may not be able to successfully commercialize any product candidate.

Clinical trials may take longer to complete and cost more than we expect, which would adversely affect our ability to commercialize product candidates and achieve profitability.

Clinical trials are lengthy and expensive. They require appropriate identification of optimal treatment regimens and relevant patient population, adequate supplies of drug product, and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

•	The size and availability of the relevant patient population;

•	The nature of the protocol;

•	The proximity of patients to clinical sites;

•	The eligibility criteria for the clinical trial; and

•	The perceived benefit of participating in a clinical trial.

Delays in patient enrollment can result in increased costs and longer development times. For example, enrollment in our denufosol Phase 2 clinical trial for retinal detachment progressed at a significantly slower rate than originally anticipated and we discontinued enrollment in this clinical trial. In addition, the timing of our anticipated Phase 3 cystic fibrosis program for denufosol for the treatment of cystic fibrosis will be impacted by a number of variables, including the outcome of our End-of-Phase 2 meeting with the FDA, and corresponding clinical development decisions regarding identifying the optimal treatment regimens, patient population, number and length of clinical trials, and parallel versus sequential timing of our cystic fibrosis clinical trials for denufosol. Even if we successfully complete clinical trials, we may not be able to submit any required regulatory submissions in a timely manner and we may not receive regulatory approval for the product candidate. In addition, if the FDA or foreign regulatory authorities require additional clinical trials, we could face increased costs and significant development delays.

From time to time, we conduct clinical trials in different countries around the world and are subject to the risks and uncertainties of doing business internationally. Disruptions in communication and transportation, changes in governmental policies, civil unrest and currency exchange rates may affect the time and costs required to complete clinical trials in other countries.

Changes in regulatory policy or new regulations could also result in delays or rejection of our applications for approval of our product candidates. Product candidates designed as “fast track” products by the FDA may not continue to qualify for expedited review. Even if some of our product candidates receive “fast track” designation, the FDA may not approve them at all or any sooner than other product candidates that do not qualify for expedited review.

Our common stock price has been highly volatile and your investment in our stock may decline in value.

The market price of our common stock has been highly volatile. These fluctuations create a greater risk of capital losses for our stockholders as compared to less volatile stocks. Factors that have caused volatility and could cause additional volatility in the market price of our common stock include among others:

•	Announcements regarding our NDA or foreign regulatory equivalent submissions;

•	Announcements made by us concerning results of our clinical trials with diquafosol, denufosol for the treatment of cystic fibrosis, denufosol for the treatment of retinal disease, INS50589 Antiplatelet and any other product candidates;

•	Market acceptance and market share of products we co-promote;

•	Duration of market exclusivity of Elestat® and Restasis®;

•	Volatility in other securities including pharmaceutical and biotechnology securities;

•	Changes in government regulations;

•	Regulatory actions;

•	Changes in the development priorities of our collaborators that result in changes to, or termination of, our agreements with such collaborators, including our agreements with Allergan and Santen;

•	Developments concerning proprietary rights including patents by us or our competitors;

•	Variations in our operating results;

•	Terrorist attacks;

•	Military actions; and

•	Litigation.

Extreme price and volume fluctuations occur in the stock market from time to time that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated to the actual performance of the affected companies.

If we continue to incur operating losses for a period longer than anticipated, or in an amount greater than anticipated, we may be unable to continue our operations.

We have experienced significant losses since inception. We incurred net losses of $24.8 million for the nine months ended September 30, 2005 and $44.1 million for the year ended December 31, 2004. As of September 30, 2005, our accumulated deficit was approximately $195.9 million. We expect to incur significant operating losses over the next several years and expect that cumulative losses may increase in the near-term due to expanded research and development efforts, preclinical studies, clinical trials and commercialization efforts. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the following:

•	Timing of regulatory approvals and commercial sales of our product candidates and any co-promotion products;

•	The level of patient demand for our products and any licensed products;

•	Timing of payments to and from licensors and corporate partners;

•	Timing of investments in new technologies and commercial capability;

•	Commercialization activities to support co-promotion efforts; and

•	The costs involved in defending any litigation claims against us.

To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

If we fail to reach milestones or to make annual minimum payments or otherwise breach our obligations under our license agreements, our licensors may terminate our agreements with them.

We hold licenses for diquafosol tetrasodium for respiratory diseases and a P2Y12 receptor program for cardiovascular uses from The University of North Carolina at Chapel Hill. We also hold a license agreement for glaucoma technologies from the Wisconsin Alumni Research Foundation. If we fail to meet performance milestones relating to the timing of regulatory filings or fail to pay the minimum annual payments under our respective licenses, our licensors may terminate the applicable license. In addition, if any licensor were to re-license some or all of the technologies currently covered by our licenses, competitors could develop products that compete with ours.

It may be necessary in the future for us to obtain additional licenses to avoid infringement of third party patents. Additionally, we may enter into license arrangements with other third parties as we build our product portfolio. We do not know the terms on which such licenses may be available, if at all.

Reliance on a single party to manufacture and supply either finished product or the bulk active pharmaceutical ingredients for a product or product candidates could adversely affect us.

Under our agreements with Allergan, Allergan is responsible for the manufacture and supply of Elestat®, Restasis®, and diquafosol, if approved by the FDA. It is our understanding that Allergan relies upon an arrangement with a single third party for the manufacture and supply of active pharmaceutical ingredients, or APIs, for Elestat®, Restasis®, and diquafosol, if it is approved by the FDA. Allergan then completes the manufacturing process to yield finished product. In the event such third party was unable to supply Allergan, if such supply was unreasonably delayed, or if Allergan was unable to complete the manufacturing cycle, sales of the product could be adversely impacted, which would result in a reduction in any revenue from product co-promotion received under our agreements with Allergan.

In addition, we have relied upon supply agreements with third parties for the manufacture and supply of the bulk APIs for our product candidates for purposes of preclinical testing and clinical trials. We presently depend upon one vendor as the sole manufacturer of our supply of APIs for diquafosol and denufosol and one vendor as the sole manufacturer for INS50589. We intend to contract with these vendors, as necessary, for commercial scale manufacturing of our products where we are responsible for such activities. In the case of diquafosol, we expect Allergan to purchase commercial quantities of bulk APIs from our sole manufacturer, including initial launch quantities should the product candidate receive FDA approval. Although we have identified alternate sources for our product candidates, it would be time consuming and costly to qualify these sources. Under our diquafosol agreement, either our vendor or we may terminate our supply arrangement, without cause, by giving 180 days prior notice. If our vendor were to terminate our arrangement or fail to meet our supply needs we might be forced to delay our development programs and/or be unable to supply products to the market which could delay or reduce revenues and result in loss of market share.

If we are unable to contract with third parties for the synthesis of APIs required for preclinical testing, for the manufacture of drug products for clinical trials, or for the large-scale manufacture of any approved products, we may be unable to develop or commercialize our drug products.

We have no experience or capabilities to conduct the large-scale manufacture of any of our product candidates. We do not currently expect to engage directly in the manufacturing of drug substance or drug products, but instead intend to contract with third parties to accomplish these tasks. With the exception of Santen, for which we are required to supply bulk APIs, all of our partners are responsible for making their own arrangements for the manufacture of drug products, including arranging for the manufacture of bulk APIs. Our dependence upon third parties for the manufacture of both drug substance and finished drug products that remain unpartnered may adversely affect our ability to develop and deliver such products on a timely and competitive basis. Similarly, our dependence on our partners to arrange for their own supplies of finished drug products may adversely affect our revenues. If we, or our partners, are unable to engage or retain third party manufacturers on commercially acceptable terms, our products may not be commercialized as planned. Our strategy of relying on third parties for manufacturing capabilities presents the following risks:

•	The manufacturing processes for most of our APIs have not been validated at the scale required for commercial sales;

•	Delays in scale-up to commercial quantities and any change at the site of manufacture could delay clinical trials, regulatory submissions and ultimately the commercialization of our products;

•	Manufacturers of our products are subject to the FDA’s cGMP regulations, and similar foreign standards that apply, and we do not necessarily have full control over compliance with these regulations by third party manufacturers;

•	If we need to change manufacturers, the FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our product candidates;

•	Without satisfactory long-term agreements with manufacturers, we will not be able to develop or commercialize our product candidates as planned or at all;

•	We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our product candidates; and

•	If we are unable to engage or retain an acceptable third party manufacturer for any of our product candidates, we would either have to develop our own manufacturing capabilities or delay the development of such product candidate.

We may not be successful in our efforts to expand our product portfolio.

A key element in our strategy is to develop and commercialize new ophthalmic and respiratory products. We are seeking to do so through our internal research program and through licensing or otherwise acquiring the rights to potential new drugs and drug targets.

A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	The research methodology used may not be successful in identifying potential product candidates; or

•	Potential product candidates may, upon further study, be shown to have harmful side effects or other characteristics that indicate they are unlikely to be successful drugs.

We may be unable to license or acquire suitable product candidates or products from third parties for a number of reasons. The licensing and acquisition of pharmaceutical products is a competitive area. A number of more established companies are also pursuing strategies to license or acquire products in our core therapeutic areas. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Other factors that may prevent us from licensing or otherwise acquiring suitable product candidates include the following:

•	We may be unable to license or acquire the relevant technology on terms that would allow us to make an appropriate return on the product;

•	Companies that perceive us to be their competitors may be unwilling to assign or license their product rights to us; or

•	We may be unable to identify suitable products or product candidates within our area of expertise.

If we are unable to develop suitable potential product candidates through internal research programs or by obtaining rights to novel therapeutics from third parties, our business will suffer.

Our dependence on collaborative relationships may lead to delays in product development, lost revenues and disputes over rights to technology.

Our business strategy depends to some extent upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have a development collaboration with Santen and development and commercialization collaborations with Allergan. The termination of any collaboration may lead to delays in product development and disputes over technology rights and may reduce our ability to enter into collaborations with other potential partners. Allergan and Santen may immediately terminate their agreements with us if we breach the applicable agreement and fail to cure the breach within 60 days of being notified of such breach. If we materially breach our co-promotion agreement with Allergan for Elestat®, Allergan has the right to terminate the agreement upon 90 days written notice if we fail to cure the breach within that 90 day period. If we do not maintain the Allergan or Santen collaborations, or establish additional research and development collaborations or licensing arrangements, it will be difficult to develop and commercialize products using our technology. Any future collaborations or licensing arrangements may not be on terms favorable to us.

Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market products on our own in all global markets. As a result, we will continue to depend on collaborators and contractors for the preclinical study and clinical development of therapeutic products and for manufacturing and marketing of products which result from our technology. Our agreements with collaborators typically allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential product revenues relating to our research programs.

Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of therapeutic or diagnostic products. Such disagreement could also result in litigation or require arbitration to resolve.

We may not be able to successfully compete with other biotechnology companies and established pharmaceutical companies.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Competitors in our core therapeutic areas include: Alcon, Inc.; ISTA Pharmaceuticals, Inc.; MedPointe Pharmaceuticals; Nascent Pharmaceuticals; Novartis; Otsuka America Pharmaceutical, Inc.; Senju Pharmaceutical Co. Ltd.; Sucampo Pharmaceuticals, Inc. (ophthalmic); Chiron Corporation; Corus Pharma Inc.; Genaera Corporation; Genentech, Inc.; Lantibio, Inc.; Predix Pharmaceuticals Holdings, Inc.; Vertex Pharmaceuticals Inc. (cystic fibrosis); AstraZeneca plc; Sanofi-Aventis; Bristol-Myers Squibb Company; Eli Lilly and Company; The Medicines Company; and Portola Pharmaceuticals, Inc. (cardiovascular diseases). Most of these competitors have greater financial and other resources than we or our collaborative partners, including larger research and development staffs and more experienced marketing and manufacturing organizations.

In addition, most of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals, and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners, may not compete successfully with competitors’ existing products or products under development.

Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. Academic and government institutions have become increasingly aware of the commercial value of their research findings and are more likely to enter into exclusive licensing agreements with commercial enterprises to market commercial products. Many of our competitors have far greater resources than we do and may be better able to afford larger license fees and milestones attractive to those institutions. Our competitors may also develop technologies and drugs that are safer, more effective, or less costly than any we are developing or which would render our technology and future drugs obsolete and non-competitive. Current products marketed to treat cystic fibrosis include Pulmozyme® and TOBI®. Current treatments for cardiovascular disease include Plavix®, an anti-platelet agent and Angiomax®, a thrombin inhibitor. Primary treatments for dry eye disease currently involve over-the-counter artificial tear replacement drops, punctal plugs and Restasis®. Elestat® competes with other treatments for allergic conjunctivitis including multi-action products that block histamine receptors and stabilize mast cells, such as Patanol®, Zaditor® and Optivar®. In addition, alternative approaches to treating diseases, such as gene therapy, which we have targeted, such as cystic fibrosis, may make our product candidates obsolete.

We will rely substantially on third parties to market, distribute and sell our products and those third parties may not perform.

We have developed a commercialization organization to co-promote Elestat®, Restasis®, and diquafosol, if approved, but we are dependent on Allergan, or other experienced third parties, to perform or assist us in the marketing, distribution or sale of these products and our product candidates. In addition, we may not identify acceptable partners or enter into favorable agreements with them for our other product candidates. If third parties do not successfully carry out their contractual duties, meet expected sales goals, or maximize the commercial potential of our products, we may be required to hire or expand our own staff and sales force to compete successfully, which may not be possible. If Allergan or other third parties do not perform, or assist us in performing, these functions, it could have an adverse effect on product revenue and our overall operations.

We have had limited experience in sales, marketing or distribution of products.

We have established a sales force to market and distribute Elestat®, Restasis® as well as other potential products. Although the members of our sales force have had experience in sales with other companies, prior to 2004 we never had a sales force and we may undergo difficulties maintaining the sales force. We have incurred substantial expenses in establishing and maintaining the sales force, including substantial additional expenses for the training and management of personnel and the infrastructure to enable the sales force to be effective. We expect to continue to incur substantial expenses in the future. To date, the costs of maintaining our sales force have exceeded our product revenues and our future maintenance costs may exceed our product revenues. We compete with many companies that currently have extensive and well-funded marketing and sales operations. Many of these competing companies have had substantially more experience in, and financial resources for sales, marketing and distribution.

Failure to hire and retain key personnel or to identify, appoint and elect qualified directors, may hinder our product development programs and our business efforts.

We depend on the principal members of management and scientific staff, including Christy L. Shaffer, Ph.D., our President and Chief Executive Officer and a director, and Thomas R. Staab, II, our Chief Financial Officer and Treasurer. If these people leave us, we may have difficulty conducting our operations. We have not entered into agreements with any officers or any other members of our management and scientific staff that bind them to a specific period of employment. We also depend upon the skills and guidance of the independent members of our Board of Directors. While our Board of Directors has instituted succession planning steps to identify qualified board candidates to fill open board seats, there can be no assurance that we can identify, appoint and elect qualified candidates to serve as new members of the Board of Directors. We presently have one vacancy on our Board of Directors. Our future success also will depend in part on our ability to attract, hire and retain additional personnel skilled or experienced in the pharmaceutical industry. There is intense competition for such qualified personnel. We may not be able to continue to attract and retain such personnel.

If our patent protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market.

Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for patent claims covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in other countries due to their patent laws. Besides our use patents, we have patents and patent applications covering compositions (new chemical compounds), pharmaceutical formulations and processes for large-scale manufacturing. Many of the chemical compounds included in the claims of our use patents and process applications were known in the scientific community prior to our patent applications. None of our composition patents or patent applications cover these previously known chemical compounds, which are in the public domain. As a result, competitors may be able to commercialize products that use the same previously known chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. Such competitors’ activities may reduce our revenues.

If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. We believe that there is significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies may have, or may acquire, patent rights which we might be accused of infringing. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others. Should we choose to do this, as with the above, we may need to make considerable expenditures of money and management time in litigation. Further, we may have to participate in interference proceedings in the United States Patent and Trademark Office, or USPTO, to determine the priority of invention of any of our technologies.

Our ability to develop sufficient patent rights in our pharmaceutical, biopharmaceutical and biotechnology products to support commercialization efforts is uncertain and involves complex legal and factual questions. For instance, the USPTO examiners may not allow our claims in examining our patent applications. If we have to appeal a decision to the USPTO’s Appeals Board for a final determination of patentability we could incur significant legal fees.

Because we rely upon trade secrets and agreements to protect some of our intellectual property, there is a risk that unauthorized parties may obtain and use information that we regard as proprietary.

We rely upon the laws of trade secrets and non-disclosure agreements and other contractual arrangements to protect our proprietary compounds, methods, processes, formulations and other information for which we are not seeking patent protection. We have taken security measures to protect our proprietary technologies, processes, information systems and data, and we continue to explore ways to further enhance security. However, despite these efforts to protect our proprietary rights, unauthorized parties may obtain and use information that we regard as proprietary. Employees, academic collaborators and consultants with whom we have entered confidentiality and/or non-disclosure agreements may improperly disclose our proprietary information. In addition, competitors may, through a variety of proper means, independently develop substantially the equivalent of our proprietary information and technologies, gain access to our trade secrets, or properly design around any of our patented technologies.

If physicians and patients do not accept our product candidates, they will not be commercially successful.

Even if regulatory authorities approve our product candidates, those products may not be commercially successful. Acceptance of and demand for our products will depend largely on the following:

•	Acceptance by physicians and patients of our products as safe and effective therapies;

•	Reimbursement of drug and treatment costs by third party payors;

•	Effectiveness of Allergan’s sales and marketing efforts;

•	Marketing and sales activities of competitors;

•	Safety, effectiveness and pricing of alternative products; and

•	Prevalence and severity of side effects associated with our products.

In addition, to achieve broad market acceptance of our product candidates, in many cases we will need to develop, alone or with others, convenient methods for administering the products. We intend that diquafosol for the treatment of dry eye disease will be applied from a vial containing a single day’s dosage of non-preserved medication. Patients may prefer to purchase preserved medication for multiple doses. We have not yet established a plan to develop a multi-dose formulation. Although our partner, Santen, is developing a multi-dose formulation for use in its licensed territories, a multi-dose formulation has not been developed by our other partner, Allergan, for use in the remainder of the world. Denufosol for the treatment of cystic fibrosis is administered by a standard nebulizer three times a day but patients may prefer a hand-held device. Denufosol for the treatment of retinal disease is administered through an intravitreal injection. It may be beneficial to patients to have a sustained delivery device. We have not yet established a plan for a sustained delivery device for certain indications such as for chronic use. Similar challenges exist in identifying and perfecting convenient methods of administration for our other product candidates.

Our operations involve a risk of injury from hazardous materials, which could be very expensive to us.

Our research and development activities involve the controlled use of hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident were to occur, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, we are subject to laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The costs of compliance with these laws and regulations are substantial.

Our commercial insurance and umbrella policies include limited coverage designated for pollutant clean-up and removal and limited general liability coverage per occurrence and in the aggregate. The cost of these policies is significant and there can be no assurance that we will be able to maintain these policies or that coverage amounts will be sufficient to insure potential losses.

Use of our products may result in product liability claims for which we may not have adequate insurance coverage.

Clinical trials or manufacturing, marketing and sale of our potential products may expose us to liability claims from the use of those products. Although we carry clinical trial liability insurance and product liability insurance, we, or our collaborators, may not maintain sufficient insurance. If our insurance is insufficient, we do not have the financial resources to self-insure and it is unlikely that we will have these financial resources in the foreseeable future. If we are unable to protect against potential product liability claims adequately, we may find it difficult or impossible to continue to co-promote our products, or to commercialize the products we develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

Insurance coverage is increasingly more difficult to obtain or maintain.

While we currently have insurance for our business, property, directors and officers, and our products, insurance is increasingly more costly and narrower in scope, and we may be required to assume more risk in the future. If we are subject to claims or suffer a loss or damage in excess of our insurance coverage, we may be required to share that risk in excess of our insurance limits. If we are subject to claims or suffer a loss or damage that is outside of our insurance coverage, we may incur significant uninsured costs associated with loss or damage that could have an adverse effect on our operations and financial position. Furthermore, any claims made on our insurance policies may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all in the future.

Future sales by stockholders into the public market may cause our stock price to decline.

Future sales of our common stock by current stockholders into the public market could cause the market price of our stock to fall. As of December 15, 2005, there were 42,210,593 shares of common stock outstanding. Of these outstanding shares of common stock, approximately 21,500,000 shares were sold in public offerings and are freely tradable without restriction under the Securities Act, unless purchased by our affiliates. In addition, we have the ability to issue additional shares of common stock under an active shelf registration statement, which we filed with the Securities and Exchange Commission on April 16, 2004. Up to 10,178,571 shares of our common stock are issued or issuable upon exercise of stock options that have been, or stock options, stock appreciation rights and stock awards that may be, issued pursuant to our Amended and Restated 1995 Stock Plan and our 2005 Plan. The shares underlying existing stock options and possible future stock options, stock appreciation rights and stock awards have been registered pursuant to registration statements on Form S-8, including this registration statement. The remaining shares of common stock outstanding are not registered under the Securities Act and may be resold in the public market only if registered or if there is an exemption from registration, such as Rule 144.

If some or all of such shares are sold into the public market over a short period of time, the value of all publicly traded shares is likely to decline, as the market may not be able to absorb those shares at then-current market prices. Such sales may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.

Further, we may issue additional shares:

•	To employees, directors and consultants;

•	In connection with corporate alliances;

•	In connection with acquisitions; and

•	To raise capital.

As of December 15, 2005, there were outstanding options, which were exercisable to purchase 5,242,784 shares of our common stock. This amount combined with the total common stock outstanding at December 15, 2005 is 47,453,377 shares of common stock. As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

Our Rights Agreement, the provisions of our Change in Control Severance Benefit Plan and our Change in Control Agreements with management, the anti-takeover provisions in our Restated Certificate of Incorporation and Amended and Restated Bylaws, and our right to issue preferred stock, may discourage a third party from making a take-over offer that could be beneficial to us and our stockholders and may make it difficult for stockholders to replace our Board of Directors and effect a change in our management if they desire to do so.

In October 2002, we entered into a Rights Agreement with Computershare Trust Company. The Rights Agreement could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock. The Rights Agreement provides that if a person acquires 15% or more of our common stock without the approval of our Board of Directors, all other stockholders will have the right to purchase securities from us at a price that is less than its fair market value, which would substantially reduce the value of our common stock owned by the acquiring person. As a result, our Board of Directors has significant discretion to approve or disapprove a person’s efforts to acquire 15% or more of our common stock.

Effective as of January 28, 2005, the Compensation Committee of the Board of Directors of Inspire adopted the Company’s Change in Control Severance Benefit Plan, or the CIC Plan, which provides severance benefits to certain employees of the Company as of the date on which a Change in Control occurs. Under the CIC Plan and the Change in Control Agreements discussed below, a Change in Control occurs upon a determination by the Board of Directors or upon certain specified events such as merger and consolidation. The CIC Plan covers any regular full-time or part-time employee, other than employees who are parties to employment agreements or who are parties to any severance plan or agreement with the Company (other than the CIC Plan) that provides for the payment of severance benefits in connection with a Change in Control. Under the CIC Plan, if a Change in Control occurs and a participant’s employment is involuntarily terminated within two years, the participant will be entitled to certain payments and benefits based on the participant’s salary range and years of service with the Company. All executive officers of the Company are parties to individual agreements with the Company regarding a Change in Control that were amended and restated on January 31, 2005, and, as a result, are not covered by the CIC Plan. Each Change in Control Agreement provides that upon the executive officer’s termination of employment following a Change in Control, unless such termination is for “cause,” because of death or disability or by the executive officer without “good reason,” within 24 months following such Change in Control, the executive officer will be entitled to a lump sum payment equal to a multiple of the sum of (i) the highest annual base salary received by the executive officer in any of the three most recently completed fiscal years prior to the Change in Control and (ii) the higher of the highest annual bonus received by the executive officer in any of the three most recently completed fiscal years preceding the date of the executive officer’s termination, the three most recent completed fiscal years preceding the Change in Control, or the maximum of the bonus opportunity range for the executive officer immediately prior to the date of termination. The multiples used to determine the amount of a lump sum payment range from two to three. The Change in Control Agreements also provide for ongoing benefits, the vesting of outstanding stock options, and gross-up payments. The CIC Plan and the Change in Control Agreements would increase the acquisition costs to a purchasing company that triggers the change in control provisions. As a result, the CIC Plan and the Change in Control Agreements may delay or prevent a change in control.

Our Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our Board of Directors. Our Restated Certificate of Incorporation allows our Board of Directors to issue shares of preferred stock. Our Board of Directors can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our Board of Directors could make it difficult for a third party to acquire a majority of our outstanding voting stock. Since management is appointed by the Board of Directors, any inability to effect a change in the Board of Directors may result in the entrenchment of management.

Our Restated Certificate of Incorporation also provides that the members of the Board will be divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our Amended and Restated Bylaws include director nomination procedures and do not permit our stockholders to call a special meeting of stockholders. Under the Bylaws, only our Chief Executive Officer, President, Chairman of the Board, Vice-Chairman of the Board or a majority of the Board of Directors are able to call special meetings. The staggering of directors’ terms of office, the director nomination procedures and the inability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the Board of Directors should they desire to do so. The director nomination requirements include a provision that requires stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. Our directors may be removed from our Board of Directors only for cause. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter a “business combination” with that person for three years without special approval, which could discourage a third party from making a take-over offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

USE OF PROCEEDS

Inspire will not receive any proceeds from the sale of shares which may be sold pursuant to this reoffer prospectus. All such proceeds, net of brokerage commissions, if any, will be received by the selling security holders. See “Selling Security Holders” and “Plan of Distribution.”

SELLING SECURITY HOLDERS

This reoffer prospectus relates to shares of common stock to be offered by the selling security holders pursuant to stock options under the 2005 Plan. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of Inspire.

The following is a list, as of December 15, 2005, of the selling security holders, the number of shares beneficially owned by such selling security holder, the number of shares to be offered hereunder by each selling security holder, and the number and percentage of shares owned after the sale of all shares to be offered hereunder.

Name	Number of Shares Owned (1)	Number of Shares to be Offered (2)(3)	Number of Shares Owned After Offering	Percentage of Shares Owned After Offering
Mary B. Bennett (4)	186,648	60,000	126,648	*

R. Kim Brazzell (5)	80,000	40,000	40,000	*

Richard M. Evans (6)	162,859	19,500	143,359	*

Kip A. Frey (7)	66,665	26,000	56,000	*

Alan F. Holmer (8)	12,332	14,000	3,000	*

Donald J. Kellerman (9)	194,604	28,500	166,104	*

Richard S. Kent (10)	32,832	14,000	23,500	*

Kenneth B. Lee, Jr. (11)	56,398	30,000	43,067	*

Barry G. Pea (12)	125,000	65,000	60,000	*

William R. Ringo, Jr. (13)	54,665	14,000	45,333	*

Joseph K. Schachle (14)	137,150	30,000	107,150	*

Christy L. Shaffer (15)	781,582	90,000	691,582	1.6%

Thomas R. Staab, II (16)	105,800	28,500	77,300	*

Benjamin R. Yerxa (17)	246,518	29,250	217,268	*

*	Less than one percent.
(1)	Represents shares beneficially owned by the named individual. Beneficial ownership includes shares that such person has the right to acquire within sixty (60) days of December 15, 2005, including pursuant to the exercise of options issued under Inspire’s Amended and Restated 1995 Stock Plan and the 2005 Plan.
(2)	Includes all shares of common stock underlying outstanding stock options granted to the named individuals as of December 15, 2005 under the 2005 Plan, whether or not vested or exercisable within sixty (60) days of December 15, 2005. All of such shares under the 2005 Plan are being registered hereunder. Does not include shares of common stock underlying outstanding stock options granted to the named individuals under Inspire’s Amended and Restated 1995 Stock Plan, which were previously registered.
(3)	Does not constitute a commitment to offer or sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling security holder at his or her sole discretion.

(4)	Ms. Bennett joined us in February 2001 as our Vice President, Operations and Communications and served as our Senior Vice President, Operations and Communications from June 2003 until December 2004. She has served as our Executive Vice President, Operations and Communications since December 2004. Beneficial ownership includes 5,000 shares of common stock and 181,648 shares of common stock underlying stock options granted to Ms. Bennett which will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 3,352 shares of common stock underlying stock options granted to Ms. Bennett which will not have vested within sixty (60) days after December 15, 2005.
(5)	Dr. Brazzell has served as our Senior Vice President, Ophthalmic Research and Development since August 2004. Beneficial ownership includes 80,000 shares of common stock underlying stock options granted to Dr. Brazzell which will have vested within sixty (60) days after December 15, 2005.
(6)	Dr. Evans has served as our Vice President, Pharmaceutical Development since June 2000. Beneficial ownership includes 58,338 shares of common stock and 104,521 shares of common stock underlying stock options granted to Dr. Evans which will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 3,352 shares of common stock underlying stock options granted to Dr. Evans which will not have vested within sixty (60) days after December 15, 2005.
(7)	Mr. Frey has served as a director since June 2002. Beneficial ownership includes 66,665 shares of common stock underlying stock options granted to Mr. Frey that will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 15,335 shares of common stock underlying stock options granted to Mr. Frey which will not have vested within sixty (60) days after December 15, 2005.
(8)	Mr. Holmer has served as a director since June 2005. Beneficial ownership includes 3,000 shares of common stock and 9,332 shares of common stock underlying stock options granted to Mr. Holmer that will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 4,668 shares of common stock underlying stock options granted to Mr. Holmer which will not have vested within sixty (60) days after December 15, 2005.
(9)	Dr. Kellerman has served as our Senior Vice President, Development since May 2000. Beneficial ownership includes 300 shares of common stock held by Dr. Kellerman’s spouse and 194,304 shares of common stock underlying stock options granted to Dr. Kellerman which will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 3,352 shares of common stock underlying stock options granted to Dr. Kellerman which will not have vested within sixty (60) days after December 15, 2005.
(10)	Dr. Kent has served as a director since June 2004. Beneficial ownership includes 32,832 shares of common stock underlying stock options granted to Dr. Kent that will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 4,668 shares of common stock underlying stock options granted to Dr. Kent that will not have vested within sixty (60) days after December 15, 2005.
(11)	Mr. Lee has served as a director since September 2003 and as Chairman of the Board since February 2005. Beneficial ownership includes 400 shares of common stock and 55,998 shares of common stock underlying stock options granted to Mr. Lee which will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 16,669 shares of common stock underlying stock options granted to Mr. Lee which will not have vested within sixty (60) days after December 15, 2005.
(12)	Mr. Pea has served as our Executive Vice President of Corporate Development and General Counsel since October 2004. Beneficial ownership includes 125,000 shares of common stock underlying stock options granted to Mr. Pea that will have vested within sixty (60) days after December 15, 2005.
(13)	Mr. Ringo has served as a director since June 2003. Beneficial ownership includes 54,665 shares of common stock underlying stock options granted to Mr. Ringo which will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 4,668 shares of common stock underlying stock options granted to Mr. Ringo which will not have vested within sixty (60) days after December 15, 2005.

(14)	Mr. Schachle served as our Vice President, Marketing and Sales from January 2003 until January 2004 and has served as our Senior Vice President, Marketing and Sales since January 2004. Beneficial ownership includes 150 shares of common stock and 137,000 shares of common stock underlying stock options granted to Mr. Schachle which will have vested within sixty (60) days after December 15, 2005.
(15)	Dr. Shaffer has served as Chief Executive Officer and as a director since January 1999. She has also served as President since July 2005. Includes 222,212 shares of common stock held by Dr. Shaffer, 800 shares of common stock held by her children and 558,570 shares of common stock underlying stock options granted to Dr. Shaffer which will have vested within sixty (60) days after December 15, 2005.
(16)	Mr. Staab has served as Chief Financial Officer and Treasurer since May 2003. Beneficial ownership includes 105,800 shares of common stock underlying stock options granted to Mr. Staab which will have vested within sixty (60) days after December 15, 2005.
(17)	Dr. Yerxa has served as our Chief, Scientific Operations and Alliances since December 2005 and previously served as our Senior Vice President, Discovery from May 2003 until December 2005 and as our Vice President, Discovery from February 2000 until May 2003. Includes 28,125 shares of common stock and 218,393 shares of common stock underlying stock options granted to Dr. Yerxa which will have vested within sixty (60) days after December 15, 2005. The number of shares beneficially owned does not include 5,028 shares of common stock underlying stock options granted to Dr. Yerxa which will not have vested within sixty (60) days after December 15, 2005.

PLAN OF DISTRIBUTION

Shares offered hereby may be sold from time to time directly by or on behalf of the selling security holders in one or more transactions on the Nasdaq National Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling security holders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling security holders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

In connection with such sales, the selling security holders and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the selling security holders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling security holders may, at the same time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus. There can be no assurance that any of the selling security holders will sell any or all of the shares offered by them hereby.

We will pay all expenses of the registration of the shares. We have notified certain selling security holders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

LEGAL MATTERS

The validity of the shares being offered hereby has been passed upon for us by Reed Smith LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This reoffer prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the Public Reference Room maintained by the Commission at 100 F Street N.E., Room 1580, Washington, D.C., 20549. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended, are incorporated by reference in this registration statement as of their respective dates:

(a)	The Annual Report on Form 10-K for the year ended December 31, 2004;

(b)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004;

(c)	The Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

(d)	The description of our common stock contained in the Registrant’s final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act.

All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide without charge to any person to whom this reoffer prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in this reoffer prospectus). Requests should be directed to Barry G. Pea, Executive Vice President of Corporate Development and General Counsel, 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 27703-8466. Our telephone number is (919) 941-9777 and our Internet site is located at www.inspirepharm.com. Information on the Web site is not incorporated by reference in this reoffer prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated by reference in this registration statement as of their respective dates:

(a)	The Annual Report on Form 10-K for the year ended December 31, 2004;

(b)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004;

(c)	The Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

(d)	The description of our common stock contained in the Registrant’s final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”).

All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

ITEM 4. DESCRIPTION OF SECURITIES

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

The validity of the shares being offered hereby has been passed upon for Inspire by Reed Smith LLP.

The consolidated financial statements for the year ended December 31, 2004, which are incorporated by reference in the reoffer prospectus, have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, and are included in reliance upon the authority of said firm as experts in auditing and accounting.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) enables a corporation in its certificate of incorporation to limit the personal liability of its directors for violations of their fiduciary duty of care. Accordingly, Article Ninth of our restated certificate of incorporation states that a director will not be personally liable to the company or to our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is prohibited under the DGCL as in effect when such liability is determined. Subsection (b)(7) of Section 102 of the DGCL states that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended, then the liability of a director will be eliminated or limited to the fullest extent permitted by the amended DGCL.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of that action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification will be made, however, in respect to any claim, issue or matter as to which that person is adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which that action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or such other court deems proper.

Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, that person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him; that the indemnification provided by Section 145 will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. The determination of whether indemnification is proper under the circumstances, unless made by a court, is determined by: (a) a majority of the disinterested members of the board of directors or board committee; (b) independent legal counsel (if a quorum of the disinterested members of the board of directors or board committee is not available or if the disinterested members of the board of directors or a board committee so direct); or (c) the stockholders.

Section 145 also empowers us to purchase and maintain insurance on behalf of our directors or officers against any liability asserted against them or incurred by them in any such capacity or arising out of their status as our directors or officers whether or not we would have the power to indemnify them against the liabilities under Section 145. We currently carry liability insurance for the benefit of our directors and officers that generally provides coverage with respect such liabilities.

Article Tenth of our restated certificate of incorporation requires that we indemnify, to the fullest extent permitted by the DGCL, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of Inspire, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Any amendment or repeal of Article Tenth of our restated certificate of incorporation shall not adversely affect any right or protection of a director or officer with respect to any act or omission of such director or officer occurring prior to such amendment or repeal.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Not applicable.

ITEM 8. EXHIBITS

Exhibit No.	Description of Exhibit
4.1	Inspire Pharmaceuticals, Inc. 2005 Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company’s periodic report on Form 8-K filed with the Commission on April 21, 2005).

5.1	Opinion of Reed Smith LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).

24	Power of Attorney (contained on Signature Page).

ITEM 9. UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registration is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section

15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

*    *    *    *    *

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina on this 20th day of December, 2005.

Inspire Pharmaceuticals, Inc.

By:	/s/ Christy L. Shaffer
Christy L. Shaffer
President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Christy L. Shaffer and Barry G. Pea as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement or any related registration statement registering additional shares in accordance with General Instruction E to the Form S-8, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Christy L. Shaffer Christy L. Shaffer	President and Chief Executive Officer (principal executive officer) and Director	December 20, 2005

/s/ Thomas R. Staab, II Thomas R. Staab, II	Chief Financial Officer (principal financial officer and principal accounting officer)	December 20, 2005

/s/ Kenneth B. Lee, Jr. Kenneth B. Lee, Jr.	Chairman of the Board	December 20, 2005

/s/ Kip A. Frey Kip A. Frey	Director	December 20, 2005

/s/ Alan F. Holmer Alan F. Holmer	Director	December 20, 2005

/s/ Richard S. Kent Richard S. Kent	Director	December 20, 2005

/s/ William R. Ringo, Jr. William R. Ringo, Jr.	Director	December 20, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Inspire Pharmaceuticals, Inc. 2005 Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company’s periodic report on Form 8-K filed with the Commission on April 21, 2005).

5.1	Opinion of Reed Smith LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).

24	Power of Attorney (contained on Signature Page).